EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

To the Audit Committee, Board of Directors and Stockholders of

High Plains Gas, Inc.

Gillette, Wyoming

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of High Plains Gas, Inc. of our report dated April 16, 2012, with respect to the consolidated balance sheets of High Plains Gas, Inc. as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years then ended, which report appears in the December 31, 2011 annual report on Form 10K of High Plains Gas, Inc.

\s\ Eide Bailly LLP

Eide Bailly LLP

Greenwood Village, Colorado

June 6, 2012